Exhibit 99.1

Guardforce AI Launches Innovative “AIoT” Robot Advertising Model for its Robot-as-a-Service Business

Launching a new mobile application on the Apple App Store

NEW YORK, NY / November 22, 2022 / Guardforce AI Co., Limited (“Guardforce AI” or the “Company”) (NASDAQ: GFAI, GFAIW), an integrated AI and Robot-as-a-Service (RaaS) provider, today announced the formal launch of its Artificial Intelligence of Things (AIoT) Robot Advertising (RA) model and its mobile application, GFAI AD, on the Apple App Store in Asia. The AIoT RA model enables advertisers to publish advertisements on Guardforce AI’s robots and make more informed marketing decisions with data feedback from the Guardforce AI Intelligent Cloud Platform (GFAI ICP). As a part of the AIoT RA rollout, the initial launch of the mobile app is commencing with robots in Macau, with additional markets to follow.

Guardforce AI has managed approximately 6,000 robots deployed globally. Most robots are placed at the entrances of hotels, restaurants, supermarkets, offices and residential buildings, which are high-volume traffic points. While providing concierge, order and queue systems, and disinfection services, the robot screens could be used for advertisers to achieve more customized, cost-efficient and precise marketing strategies that better reach their target audiences. Advertisers can choose different scenarios, hours, repetitions and locations where they predict their target audiences will most frequently visit, and fine-tune their campaign through real-time data feedback, by monitoring key metrics such as exposure and customer engagement.

Through the AIoT RA services, Guardforce AI has transformed its omnipresent robots into intermediaries that connect customers and advertisers under numerous service scenarios. The connection has been further strengthened with the launch of a mobile application. The mobile app, integrated with an e-payment function, provides more convenient access for advertisers around the world to place ad orders and transform Digital Out-of-Home (DOOH) advertising to be more agile and responsive to advertisers’ changing needs and demands.

Evolved from the Web to mobile application services, our DOOH advertising supports both corporate and consumer needs by broadcasting ideas and creative content. The latest upgrades are expected to enhance the Company’s global advertising capabilities and further differentiate the company’s RaaS solution capacities.

Olivia Wang, Chairwoman and Chief Executive Officer of Guardforce AI, stated, “Digital advertising, especially the DOOH market is growing rapidly in the Asia Pacific region. According to ResearchAndMarkets, the Asia Pacific DOOH advertising market is projected to grow 14.1% annually and reach $55.2 billion by 2030. Our AIoT RA model app, combined with the GFAI ICP capabilities and a growing customer base, provide many distinct advantages. These benefits include the ability to deliver interactive ads, as well as enhanced data analysis and operational support, while providing users continuous feedback, thereby making it easier for advertisers to find target audiences and achieve intelligent, high-quality, and cost-effective smart advertising. We initially piloted the AIoT RA web-based model in Macau in 2021. Based on the overwhelmingly positive feedback, we are now launching the app, first in Macau, with other markets to follow soon thereafter. We believe this new advertising model opens up more opportunities for robotic services, thereby having a positive impact on both our top and bottom-line results.”

About Guardforce AI Co., Ltd.

Guardforce AI Co., Ltd. (NASDAQ:GFAI, GFAIW) is a global security solutions provider, building on its legacy secured logistic business, while expanding and transforming it into an integrated AI and Robot-as-a-Service (RaaS) business. With more than 40 years of professional experience and a strong customer foundation, Guardforce AI is developing RaaS solutions that improve operational efficiency, quickly establishing its presence in the Asia Pacific region, while expanding globally. For more information, visit www.guardforceai.com Twitter: @Guardforceai

Safe Harbor Statement

This press release contains statements that do not relate to historical facts but are “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can generally (although not always) be identified by their use of terms and phrases such as anticipate, appear, believe, continue, could, estimate, expect, indicate, intend, may, plan, possible, predict, project, pursue, will, would and other similar terms and phrases, as well as the use of the future tense. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of the business of the Company, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control, including the risks described in our registration statements and reports under the heading “Risk Factors” as filed with the Securities and Exchange Commission. Actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Forward-looking statements in this press release speak only as of the date hereof. Unless otherwise required by law, we undertake no obligation to publicly update or revise these forward-looking statements, whether because of new information, future events or otherwise.

Investor Relations:

David Waldman or Natalya Rudman

Crescendo Communications, LLC

Email: gfai@crescendo-ir.com

Tel: 212-671-1020

Guardforce AI Corporate Communications

Hu Yu

Email: yu.hu@guardforceai.com